Filed Pursuant to Rule 433

Registration Statement No. 333-180488

(To Prospectus dated March 30, 2012, Prospectus

Supplement dated March 30, 2012 and Product

Supplement STOCK ARN-1 dated June 26, 2014)

Subject to Completion

Preliminary Term Sheet dated August 18, 2014

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1.

The initial estimated value of the notes as of the pricing date is expected to be between $9.54 and $9.73 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1) (2)	$10.00	$
Underwriting discount(1) (2)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

August     , 2014

Units
$10 principal amount per unit
CUSIP No.
Pricing Date* August , 2014 Settlement Date* September , 2014 Maturity Date* October , 2015 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)
Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies
¡ Maturity of approximately 14 months
¡ 3-to-1 upside exposure to increases in the Basket, subject to a capped return of [13% to 17%]
¡ The Basket will be comprised of BP p.l.c., Exxon Mobil Corporation, and Occidental Petroleum Corporation (the “Basket Stocks”)
¡ 1-to-1 downside exposure to decreases in the Basket, with 100% of your investment at risk
¡ All payments occur at maturity and are subject to the credit risk of Bank of America Corporation
¡ No periodic interest payments
¡ Limited secondary market liquidity, with no exchange listing
Bank of America
Enhanced Return

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Summary

The Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October     , 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the basket of common equity securities of three energy sector companies described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on our credit risk and the performance of the Basket. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:

An approximately equally weighted basket comprised of American Depositary Receipts of BP p.l.c. (NYSE Symbol: “BP”), and the common stock of Exxon Mobil Corporation (NYSE Symbol: “XOM”) and Occidental Petroleum Corporation (NYSE Symbol: “OXY”) (each, a “Basket Stock”).

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described in “The Basket” section below.
Participation Rate:	300%
Capped Value:	[$11.30 to $11.70] per unit, which represents a return of [13% to 17%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.
Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on PS-20 of product supplement STOCK ARN-1
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement STOCK ARN-1 dated June 26, 2014:

http://www.sec.gov/Archives/edgar/data/70858/000119312514251452/d751167d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the value of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Basket.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the value of the Basket will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Basket Stocks.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Hypothetical Payout Profile and Examples of Payments at Maturity

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.50 (the midpoint of the Capped Value range of [$11.30 to $11.70]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100, the Participation Rate of 300%, a hypothetical Capped Value of $11.50 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent hypothetical values of the Basket, see “The Basket” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.00		-100.00%
50.00		-50.00%	$5.00		-50.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
94.00		-6.00%	$9.40		-6.00%
97.00		-3.00%	$9.70		-3.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
105.00		5.00%	$11.50	(2)	15.00%
110.00		10.00%	$11.50		15.00%
120.00		20.00%	$11.50		15.00%
130.00		30.00%	$11.50		15.00%
140.00		40.00%	$11.50		15.00%
150.00		50.00%	$11.50		15.00%
160.00		60.00%	$11.50		15.00%

(1)	The Starting Value will be set to 100.00 on the pricing date.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00

Ending Value:   80.00

$10 ×	(80)	= $8.00 Redemption Amount per unit
100

Example 2

The Ending Value is 102.00, or 102.00% of the Starting Value:

Starting Value:  100.00

Ending Value:   102.00

$10 +	[	$10 × 300% ×	(102 – 100)	]	= $10.60 Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:  100.00

Ending Value:   130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.50 per unit
100

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STOCK ARN-1, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the value of the Basket, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-14. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Basket, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities(including trades in shares of the Basket Stocks), and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

▪	Changes in the price of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.

▪	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocksor dividends or other distributions by the Underlying Companies.

▪	While we or our affiliates may from time to time own securities of the Underlying Companies, we do not control the Underlying Companies, and are not responsible for any disclosures made by them.

▪	The payment on the notes will not be adjusted for all corporate events that could affect the Basket Stocks. See “Description of ARNs — Anti-Dilution Adjustments” beginning on page PS-20 of product supplement STOCK ARN-1.

▪	The value of BP p.l.c’s ADRs may not accurately track the value of its common shares.

▪	Exchange rate movements may adversely impact the value of the BP p.l.c. ADRs

▪	Because BP p.l.c. is based in the United Kingdom, adverse market conditions in the United Kingdom may negatively impact its value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement STOCK ARN-1.

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector. All of the stocks included in the Basket are issued by companies in the energy sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the energy sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the energy sector may reduce your return on the notes. All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the energy sector. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in the energy sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the value of Basket. This in turn could adversely impact the market value of the notes and decrease the Redemption Amount.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below. Each Basket Stock will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs — Basket Market Measures” on page PS-25 of product supplement STOCK ARN-1.

If August 11, 2014 were the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Stocks	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
BP p.l.c.	BP	33.34%	47.44	0.70278246	33.34

Exxon Mobil Corporation	XOM	33.33%	98.73	0.33758736	33.33

Occidental Petroleum Corporation	OXY	33.33%	99.77	0.33406836	33.33

				Starting Value	100.00

(1)	The actual Closing Market Price of each Basket Stock and the resulting actual Component Ratios will be determined on the pricing date. The actual Closing Market Price and Component Ratio of each Basket Stock will be set forth in the final term sheet that will be made available in connection with sales of the notes.

(2)	These were the Closing Market Prices of the Basket Stocks on August 11, 2014.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on August 11, 2014 and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described “Description of ARNs — Basket Market Measures — Ending Value of the Basket “ beginning on page PS-27 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through July 2014. The graph is based upon actual month-end historical levels of the Basket Stocks, hypothetical Component Ratios based on the closing levels of the Basket Stocks as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Companies’ publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below shows the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through August 11, 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

BP p.l.c.

BP p.l.c. is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP p.l.c.’s chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. This Basket Stock trades on the New York Stock Exchange (the “NYSE”) under the symbol “BP”. The company’s CIK number is 313807.

		High ($)	Low ($)
2008	First Quarter	74.99	59.89
	Second Quarter	76.12	61.39
	Third Quarter	68.17	49.14
	Fourth Quarter	51.26	39.56

2009	First Quarter	49.05	34.14
	Second Quarter	52.32	38.90
	Third Quarter	55.39	45.22
	Fourth Quarter	59.93	50.73

2010	First Quarter	62.32	52.43
	Second Quarter	60.57	26.97
	Third Quarter	41.33	29.35
	Fourth Quarter	44.44	40.00

2011	First Quarter	49.25	43.25
	Second Quarter	46.95	41.80
	Third Quarter	46.77	35.73
	Fourth Quarter	45.50	35.22

2012	First Quarter	47.96	43.70
	Second Quarter	45.34	36.46
	Third Quarter	43.86	39.63
	Fourth Quarter	43.54	40.03

2013	First Quarter	45.21	40.19
	Second Quarter	44.07	40.23
	Third Quarter	43.69	40.53
	Fourth Quarter	48.61	41.54

2014	First Quarter	50.67	46.04
	Second Quarter	53.07	47.45
	Third Quarter (through August 11, 2014)	53.38	47.36

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Exxon Mobil Corporation

Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company’s operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil Corporation also manufactures and markets fuels, lubricants, and chemicals. This Basket Stock trades on the NYSE under the symbol “XOM”. The company’s CIK number is 34088.

		High ($)	Low ($)
2008	First Quarter	93.83	81.44
	Second Quarter	94.56	84.91
	Third Quarter	88.35	73.25
	Fourth Quarter	83.14	62.35

2009	First Quarter	81.64	62.22
	Second Quarter	74.05	64.75
	Third Quarter	72.75	65.12
	Fourth Quarter	76.47	66.58

2010	First Quarter	70.30	64.35
	Second Quarter	69.29	57.07
	Third Quarter	62.72	56.57
	Fourth Quarter	73.42	62.19

2011	First Quarter	87.07	74.55
	Second Quarter	88.00	76.78
	Third Quarter	85.22	68.03
	Fourth Quarter	85.28	71.15

2012	First Quarter	87.49	83.53
	Second Quarter	87.07	77.60
	Third Quarter	92.30	83.11
	Fourth Quarter	93.48	85.10

2013	First Quarter	91.76	87.70
	Second Quarter	92.80	86.08
	Third Quarter	95.20	86.04
	Fourth Quarter	101.51	85.16

2014	First Quarter	101.07	89.52
	Second Quarter	104.38	96.72
	Third Quarter (through August 11, 2014)	104.37	98.20

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Occidental Petroleum Corporation

Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, vinyls and performance chemicals. The company also gathers, treats, processes, transports, stores, trades and markets crude oil, natural gas, condensate and carbon dioxide and generates and markets power. This Basket Stock trades on the NYSE under the symbol “OXY”. The company’s CIK number is 797468.

		High ($)	Low ($)
2008	First Quarter	80.51	64.53
	Second Quarter	97.85	74.88
	Third Quarter	91.44	65.00
	Fourth Quarter	67.42	40.72

2009	First Quarter	62.16	47.56
	Second Quarter	70.63	54.77
	Third Quarter	79.15	59.57
	Fourth Quarter	84.48	74.33

2010	First Quarter	84.54	76.01
	Second Quarter	89.99	77.15
	Third Quarter	82.92	72.23
	Fourth Quarter	99.03	78.63

2011	First Quarter	107.37	93.81
	Second Quarter	115.74	96.89
	Third Quarter	108.08	71.50
	Fourth Quarter	101.29	68.58

2012	First Quarter	105.46	94.43
	Second Quarter	97.48	77.33
	Third Quarter	91.95	82.65
	Fourth Quarter	86.38	73.59

2013	First Quarter	88.68	78.01
	Second Quarter	94.75	78.95
	Third Quarter	94.46	85.38
	Fourth Quarter	99.37	90.21

2014	First Quarter	97.26	87.09
	Second Quarter	105.19	93.33
	Third Quarter (through August 11, 2014)	102.80	97.71

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to a Basket of Common Equity Securities of Three Energy Sector Companies, due October , 2015

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Basket.

•	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

•	Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a “dividend equivalent” (as discussed beginning on page PS-32 of product supplement STOCK ARN-1) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-30 of product supplement STOCK ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

Accelerated Return Notes®	TS-15